SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	March	2011
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News release, dated March 28, 2011.

Document 1

For Immediate Release	March 28, 2011
Sonde Resources Corp. Announces Appointment of Chairman

CALGARY, ALBERTA--(Marketwire – March 28, 2011) – Sonde Resources Corp. ("Sonde" or the "Company") (TSX: SOQ) (NYSE Amex LLC: SOQ) announces the appointment of Mr. Kerry Brittain as Chairman of the Board, replacing Mr. Marvin Chronister who resigned the position on March 24, 2011.

For part of 2009 and most of 2010 the Board gave Mr. Chronister, executive authority while the Company conducted a search for a permanent CEO. In addition to his standard director fees, during this period of time Mr. Chronister received additional fees for these added responsibilities. In light of the nature of his responsibilities and the period of time he performed these duties, together with the associated compensation, the Board has determined that Mr. Chronister no longer qualifies as an “independent” director pursuant to National Instrument 58-101 - Disclosure of Corporate Governance Practices. Under the Company’s Board Mandate and Guidelines for Corporate Governance, the Chairman of the Board is required to be independent as determined by applicable securities regulations and exchange listing standards. As a consequence of the Board’s independence determination, Mr. Chronister has elected to resign his position as Chairman.  Mr. Chronister remains a member of the Board and is standing for reelection at the Company's 2011 Annual General Meeting of shareholders.

Mr. Brittain was elected to the Board on September 9, 2009. Mr. Brittain currently serves as Chairman of the Governance Committee he also serves on the Compensation Committee and Audit Committee of the Company. Since 2007, Mr. Brittain has a private law practice. Prior thereto he was Senior Vice President and General Counsel of Harvest Natural Resources, a public oil and gas company.

Mr. Brittain said: “The Board is very appreciative of the time and dedication of effort that Marvin gave the Company during a difficult and transformative period. We look forward to his valuable insights and contributions as a continuing member of the Board.”

Sonde Resources Corp. is a Calgary, Alberta, Canada based diversified global energy company engaged in the exploration and production of oil and natural gas.  Its operations are located in Western Canada, North Africa and offshore Trinidad and Tobago.  See Sonde’s website at www.sonderesources.com to review further detail on Sonde’s operations.

1

For Further Information Please Contact:

Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374
www.sonderesources.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)

Date:	March 28, 2011	By:	/s/ Tonya Pizzey
			Name:	Tonya Pizzey
			Title:	Corporate Secretary